Securities and Exchange Commission

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G


                                 Amendment No. 1
                              Global Crossing Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                    G3921A100
                                 (CUSIP NUMBER)

                    Date of Event which Requires this filing
                                February 14, 1999

     Check the Appropriate Box to designate the Rule pursuant to which this schedule is filed:
                                    13d-1(d)


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1)         Name of Reporting Person:        Hillel Weinberger

           SS or IRS Identification         ###-##-####
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      United States

           Number of             (5)  Sole Voting               21,102,585
           Shares
           Beneficially Owned    (6)  Shared Voting             243,315
           by Each Reporting
           Person With:          (7)  Sole Dispositive Power    21,102,585

                                 (8)  Shared Dispositive Power: 243,315

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                       21,345,900

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                       10.4%

12)        Type of Reporting
           Person (See Instructions)                            IN


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Item 1(a)  Name of Issuer.          Global Crossing Ltd.

Item 1(b)  Address of Issuer's Principal Executive Offices

                        Global Crossing Ltd.
                        Wessex House
                        45 Reed Street
                        Hamilton, 11M12
                        BERMUDA

Item 2(a)  Name of Persons Filing:      Hillel Weinberger

Item 2(b)  Address of Principal Business Office:

           667 Madison Avenue, New York, NY 10021

Item 2(c)  Citizenship:

           United States

Item 2(d)  Title of Class of Securities:    Common Stock

Item 2(e)  CUSIP Number.                    G3921A100

Item 3. The person filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

           Inapplicable


Item 4.    Ownership.

Continental Casualty Company, an Illinois insurance company, owns 20,037,585 shares of common stock of Global Crossing Ltd. Under Illinois law, assets owned by an insurance company remain solely under the control of the board of directors of the insurance company. Mr. Weinberger manages the portfolio owned by Continental Casualty Company which holds the common stock of Global Crossing Ltd. Under certain SEC rules and interpretations, Mr. Weinberger is deemed to have sole power to vote and dispose of such shares as a consequence of his management of Continental Casualty Company's portfolio. Mr. Weinberger specifically disclaims beneficial ownership of these shares for any other purpose.

As the trustee holding investment authority for Global Crossing Trust 1998, a New York trust, Mr. Weinberger is deemed under SEC rules and interpretations to have sole power to vote and dispose of the 1,050,000 shares of the common stock of Global Crossing Ltd. owned by the Trust. Mr. Weinberger specifically disclaims ownership of these shares for any other purpose.

As one of two general partners of Global Crossing Partners, a New Jersey partnership, Mr. Weinberger is deemed, under SEC rules and interpretations, to hold shared power to vote and dispose of the 243,315 shares of Global Crossing Ltd. owned by the Partnership. Mr. Weinberger specifically disclaims ownership of these shares for any other purpose.

Mr. Weinberger owns options to acquire 15,000 shares of the common stock of Global Crossing Ltd. immediately exercisable. For purposes of this report, these option are reported as if exercised.

Continental Casualty Company, Global Trust 1998, Global Crossing Partners and Mr. Weinberger specifically disclaim that they are operating as a "group" within the meaning of the Securities Exchange Act of 1934.



(a)   Amount Beneficially Owned:       21,345,900

(b)   Percent of Class                 10.4



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Item 4.


(c)   Number of shares as to which such person has:

     (i)   sole power to vote or
           to direct the vote                21,087,585


     (ii)  shared power to vote
           or to direct vote                 243,315

    (iii)  sole power to dispose or
           to direct disposition of          21,087,585

     (iv)  shared power to dispose
           or to direct disposition          243,315

Item 5.    Ownership of Five Percent or Less of a Class.

           Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

           Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of the Group.

           Inapplicable.

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Item 10.   Certification of Hillel Weinberger.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 23, 1999
             Date

/s/ Hillel Weinberger
             Signature

Hillel Weinberger